Filed by Sunesis Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viracta Therapeutics, Inc.

(Commission File No. 000-51531)

Precision Oncology Company Targeting Virus-Associated Cancers January 2021 Corporate PresentationPrecision Oncology Company Targeting Virus-Associated Cancers January 2021 Corporate Presentation

Safe Harbor Statement This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding: expected timing, completion and effects of the proposed merger of Sunesis Pharmaceutics, Inc, (“Sunesis”) and Viracta Therapeutics, Inc. (“Viracta”) pursuant to which Viracta will combine with Sunesis in an all-stock transaction (the “Merger”), including listing on Nasdaq Global Market and estimated ownership percentages of the stockholders of each company; closing of Viracta’s financing; Viracta’s clinical development pipeline, including expected timing of the registration trial for EBV-associated lymphomas and the Phase 1b/2 trial in EBV-associated solid tumors; the combined company’s expected cash forecast and runway into 2024; the expected ability of Viracta to undertake certain activities and accomplish certain goals with respect to our clinical program in EBV+ lymphoma or other virus-associated malignancies, the projected timeline of clinical development activities related to our clinical program in EBV+ lymphoma or other virus-associated malignancies, and expectations regarding future therapeutic and commercial potential with respect to our clinical program in EBV+ lymphoma or other virus- associated malignancies; the potential for multiple approvals in EBV+ lymphomas; the potential of Viracta’s synthetic lethality approach; and other statements that are not historical facts. Risks and uncertainties related to Viracta that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: risks relating to the ability of the parties to consummate the proposed Merger and the ability of Viracta to complete the private placement financing, satisfaction of closing conditions precedent to the consummation of the proposed Merger and the concurrent financing, potential delays in consummating the Merger and the concurrent financing, and the ability of Viracta to timely and successfully achieve the anticipated benefits of the Merger and the concurrent financing; Viracta’s ability to successfully enroll patients in and complete its ongoing and planned clinical trials; Viracta's plans to develop and commercialize its product candidates, including all oral combinations of nanatinostat and valganciclovir; the timing of initiation of Viracta's planned clinical trials; the timing of the availability of data from Viracta's clinical trials; previous preclinical and clinical results may not be predictive of future clinical results; the timing of any planned investigational new drug application or new drug application; Viracta's plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of Viracta's product candidates; Viracta's ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to Viracta's competitors and its industry; the impact of government laws and regulations; Viracta's ability to protect its intellectual property position; and Viracta's estimates regarding future expenses, capital requirements and need for additional financing following the proposed transaction. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Sunesis’ most recent filings with the SEC, including Sunesis’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on Sunesis’ Investor Relations page at https://ir.sunesis.com/shareholder-services/contact-ir by clicking on the link titled “SEC Filings.” The forward-looking statements included in this communication are made only as of the date hereof. Neither Sunesis nor Viracta assumes no obligation and does not intend to update these forward-looking statements, except as required by law or applicable regulation. 2021 Corporate Presentation I 2Safe Harbor Statement This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding: expected timing, completion and effects of the proposed merger of Sunesis Pharmaceutics, Inc, (“Sunesis”) and Viracta Therapeutics, Inc. (“Viracta”) pursuant to which Viracta will combine with Sunesis in an all-stock transaction (the “Merger”), including listing on Nasdaq Global Market and estimated ownership percentages of the stockholders of each company; closing of Viracta’s financing; Viracta’s clinical development pipeline, including expected timing of the registration trial for EBV-associated lymphomas and the Phase 1b/2 trial in EBV-associated solid tumors; the combined company’s expected cash forecast and runway into 2024; the expected ability of Viracta to undertake certain activities and accomplish certain goals with respect to our clinical program in EBV+ lymphoma or other virus-associated malignancies, the projected timeline of clinical development activities related to our clinical program in EBV+ lymphoma or other virus-associated malignancies, and expectations regarding future therapeutic and commercial potential with respect to our clinical program in EBV+ lymphoma or other virus- associated malignancies; the potential for multiple approvals in EBV+ lymphomas; the potential of Viracta’s synthetic lethality approach; and other statements that are not historical facts. Risks and uncertainties related to Viracta that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: risks relating to the ability of the parties to consummate the proposed Merger and the ability of Viracta to complete the private placement financing, satisfaction of closing conditions precedent to the consummation of the proposed Merger and the concurrent financing, potential delays in consummating the Merger and the concurrent financing, and the ability of Viracta to timely and successfully achieve the anticipated benefits of the Merger and the concurrent financing; Viracta’s ability to successfully enroll patients in and complete its ongoing and planned clinical trials; Viracta's plans to develop and commercialize its product candidates, including all oral combinations of nanatinostat and valganciclovir; the timing of initiation of Viracta's planned clinical trials; the timing of the availability of data from Viracta's clinical trials; previous preclinical and clinical results may not be predictive of future clinical results; the timing of any planned investigational new drug application or new drug application; Viracta's plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of Viracta's product candidates; Viracta's ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to Viracta's competitors and its industry; the impact of government laws and regulations; Viracta's ability to protect its intellectual property position; and Viracta's estimates regarding future expenses, capital requirements and need for additional financing following the proposed transaction. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Sunesis’ most recent filings with the SEC, including Sunesis’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on Sunesis’ Investor Relations page at https://ir.sunesis.com/shareholder-services/contact-ir by clicking on the link titled “SEC Filings.” The forward-looking statements included in this communication are made only as of the date hereof. Neither Sunesis nor Viracta assumes no obligation and does not intend to update these forward-looking statements, except as required by law or applicable regulation. 2021 Corporate Presentation I 2

Additional Information on the Proposed Transaction Additional Information and Where to Find It This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, on December 22, 2020, Sunesis filed with the SEC and furnished to the security holders of Sunesis and Viracta, a Registration Statement on Form S-4, which will constitute a proxy statement/prospectus of Sunesis and will include an information statement of Viracta, in connection with the proposed Merger, whereupon the separate corporate existence of Merger Sub shall cease and Viracta shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of Sunesis. The prospectus/information statement described above will contain important information about Sunesis, Viracta, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/information statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by Sunesis through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Sunesis by contacting the Sunesis’ Investor Relations by telephone at 650-266-3784 or by going to Sunesis’ Investor Relations web page at https://ir.sunesis.com/shareholder-services/contact-ir and clicking on the link titled “SEC Filings.” Participants in the Solicitation This communication may be deemed to be solicitation material in respect of the proposed Merger. The respective directors and executive officers of Sunesis and Viracta may be deemed to be participants in the solicitation of proxies and written consents from the security holders of Sunesis and Viracta, respectively, in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein is set forth in Sunesis’ registration statement on S-4 referenced above. This document is available from Sunesis free of charge as described in the preceding paragraph. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2021 Corporate Presentation I 3Additional Information on the Proposed Transaction Additional Information and Where to Find It This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, on December 22, 2020, Sunesis filed with the SEC and furnished to the security holders of Sunesis and Viracta, a Registration Statement on Form S-4, which will constitute a proxy statement/prospectus of Sunesis and will include an information statement of Viracta, in connection with the proposed Merger, whereupon the separate corporate existence of Merger Sub shall cease and Viracta shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of Sunesis. The prospectus/information statement described above will contain important information about Sunesis, Viracta, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/information statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by Sunesis through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Sunesis by contacting the Sunesis’ Investor Relations by telephone at 650-266-3784 or by going to Sunesis’ Investor Relations web page at https://ir.sunesis.com/shareholder-services/contact-ir and clicking on the link titled “SEC Filings.” Participants in the Solicitation This communication may be deemed to be solicitation material in respect of the proposed Merger. The respective directors and executive officers of Sunesis and Viracta may be deemed to be participants in the solicitation of proxies and written consents from the security holders of Sunesis and Viracta, respectively, in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein is set forth in Sunesis’ registration statement on S-4 referenced above. This document is available from Sunesis free of charge as described in the preceding paragraph. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2021 Corporate Presentation I 3

Leadership Team Ivor Royston, MD Lisa Rojkjaer, MD Daniel Chevallard, CPA Chief Medical Officer Chief Financial Officer President and Chief Executive Officer Hybritech Douglas Faller, MD, PhD Xiaohu Deng, PhD Robert McRae Chief Scientific Officer Senior VP, Product Development VP, Operations & Strategic Alliances Mark McCamish, MD, PhD Strategic Advisor 2021 Corporate Presentation I 4Leadership Team Ivor Royston, MD Lisa Rojkjaer, MD Daniel Chevallard, CPA Chief Medical Officer Chief Financial Officer President and Chief Executive Officer Hybritech Douglas Faller, MD, PhD Xiaohu Deng, PhD Robert McRae Chief Scientific Officer Senior VP, Product Development VP, Operations & Strategic Alliances Mark McCamish, MD, PhD Strategic Advisor 2021 Corporate Presentation I 4

Introduction to Viral Infections and Cancer

Viral Genomes

Oncogenic Proteins

EBV is classified as a Group 1 human carcinogen

- Etiologically linked to a variety of human cancers, representing >250,000 new cases/year in lymphoma, NPC and GC*

EBV⁺ cancers represent a pressing unmet need

- Poor prognosis with no approved therapies for EBV⁺ malignancies; responsible for ~143,000 cancer deaths each year**

VIRACTA

15-20% of Cancers Worldwide Contain Latent Viral Genomes



Viral Infection & Cancer
HCV
Core, N53, NS5A
Liver cancer
HPV
E6, E7
Cervical, oropharyngeal cancer
MCV
LT, sT
Merkel cell carcinoma
KSHV
LANA, vIRF, vCyclin
Kaposi's sarcoma, etc.
BKV
Tag, tAg
Prostate and brain tumors
HTLV
Tax
Adult T-cell leukemia
JCV
Tag, tAg
Prostate and colon tumors
EBV
LMP1, EBNA 2& 3C
B & T cell lymphoma, nasopharyngeal & gastric carcinoma
CMV
IE, UL76
Glioblastoma

*Khan G, et al. BMJ Open 2020;10:e037505
**Wu L, et al. Exp. Therapeutic Med. 15: 3687, 2018

2021 Corporate Presentation | 5

EBV: Prognostic Significance and Detection


DLBCL
All patients
EBV-
EBV+
P < 0.0001
Percent survival
100
80
60
40
20
0
0
24
48
72
96
120
PFS (months)


Peripheral T cell lymphoma (PTCL)
Log-Rank P-value=0.04
pEBVd- (n=46)
pEBVd+ (n=15)
Probability of Overall Survival
Months

EBV positivity correlates with shortened survival in DLBCL, PTCL and HL:

- Standard of care can extend survival in EBV-negative lymphomas, but is not as effective in those that are EBV$^+$


DLBCL
Plasmablastic
NK/T
Dark blue: EBV genome

EBV encoded RNA *in situ* hybridization (EBER-ISH):

- Validated assay
- Standardized and easy to administer
- Directly detects EBV in cancerous cells

VIRACTA

Source: Lu TX, et al. Sci Rep 5,12168, 2015; Haverkos BM et al. Int J Cancer. 2017, Kanakry JA, et al. Blood. 2013.

2021 Corporate Presentation | 6

Viracta's Synthetic Lethality Approach Selectively Targets EBV⁺ Cancer Cells

Latency
EBV is latent in cancer cells and viral kinase genes are silenced epigenetically. Valganciclovir (VGCV), an antiviral prodrug of GCV, is inactive in the absence of the expression of viral protein kinase

Induction of Viral Genes
Nanatinostat (Nstat) induces expression of EBV kinase genes which can activate GCV

Lethality
Activated GCV induces apoptosis in EBV⁺ cancer cells

Latency



Kick



Kill



Today, it is understood that **synthetic lethality** can refer to cases in which the combination of a genetic mutation or epigenetic alteration or inhibition of a gene and the action of a chemical compound causes lethality.

VIRACTA

2021 Corporate Presentation | 7

+ Viracta: Well-positioned to advance its novel oral therapy for EBV tumors + • EBV cancers: Orphan diseases with high unmet medical need, poor prognosis and no approved therapies + • Viracta’s approach: Novel biomarker-directed therapy with oral delivery - targets EBV tumor cells by “Synthetic Lethality” • Lead program: Relapsed or refractory (R/R) EBV+ lymphoma • Compelling Phase 1b/2 data presented at ASH Meeting in December 2020 + • Fast Track designation and multiple orphan drug designations granted for EBV lymphoma program • Recent End of Phase 2 FDA Meeting in November 2020; alignment with FDA on path to registration • Pipeline expansion: • IP estate: Issued patents and filed patent applications offering IP protection to 2040+ • Merger with Sunesis and Concurrent Financings: Nasdaq-listed company expected to have approximately $120M cash at closing of the merger 8 2021 Corporate Presentation+ Viracta: Well-positioned to advance its novel oral therapy for EBV tumors + • EBV cancers: Orphan diseases with high unmet medical need, poor prognosis and no approved therapies + • Viracta’s approach: Novel biomarker-directed therapy with oral delivery - targets EBV tumor cells by “Synthetic Lethality” • Lead program: Relapsed or refractory (R/R) EBV+ lymphoma • Compelling Phase 1b/2 data presented at ASH Meeting in December 2020 + • Fast Track designation and multiple orphan drug designations granted for EBV lymphoma program • Recent End of Phase 2 FDA Meeting in November 2020; alignment with FDA on path to registration • Pipeline expansion: • IP estate: Issued patents and filed patent applications offering IP protection to 2040+ • Merger with Sunesis and Concurrent Financings: Nasdaq-listed company expected to have approximately $120M cash at closing of the merger 8 2021 Corporate Presentation

+ EBV Lymphoma Program 2021 Corporate Presentation I 9+ EBV Lymphoma Program 2021 Corporate Presentation I 9

+ Design of Phase 1b/2 Trial in R/R EBV Lymphoma + • Open-label, dose escalation/expansion study of oral Nstat +VGCV combination in patients with recurrent EBV lymphoma • Dose-ranging Phase 1b (n=25) identified recommended phase 2 dose (RP2D) • Phase 2 expansion cohort (N=30) currently enrolling at 22 sites in the US and Brazil CYCLE 1 CYCLE 2 CYCLE 3 CYCLE 4 continued until disease progression 28 Days 28 Days 28 Days 28 Days or withdrawal PET-CT PET-CT PET-CT • Endpoints: Response rate (ORR by PET-CT; Lugano 2014), response duration, safety, clinical benefit rate (CBR) • Other end-points: PK, change in plasma EBV DNA • Updated Phase 2 data presented at ASH 2020 2021 Corporate Presentation I 10+ Design of Phase 1b/2 Trial in R/R EBV Lymphoma + • Open-label, dose escalation/expansion study of oral Nstat +VGCV combination in patients with recurrent EBV lymphoma • Dose-ranging Phase 1b (n=25) identified recommended phase 2 dose (RP2D) • Phase 2 expansion cohort (N=30) currently enrolling at 22 sites in the US and Brazil CYCLE 1 CYCLE 2 CYCLE 3 CYCLE 4 continued until disease progression 28 Days 28 Days 28 Days 28 Days or withdrawal PET-CT PET-CT PET-CT • Endpoints: Response rate (ORR by PET-CT; Lugano 2014), response duration, safety, clinical benefit rate (CBR) • Other end-points: PK, change in plasma EBV DNA • Updated Phase 2 data presented at ASH 2020 2021 Corporate Presentation I 10

Promising Activity in Heavily Pre-treated, Refractory EBV+ Lymphomas

- Patients receiving ≥2 prior therapies: 76%
- Patients refractory to most recent therapy: 80%
- Patients that exhausted all standard therapies: 80%

Subtype	Enrolled (n)	Evaluable
B-NHL	**10 (22%)**	**9**
DLBCL	7	CR (2), PR (2), SD (2)
Other B Cell	3	PD (3)
T-NHL	**15 (33%)**	**10**
eNK/T	6	CR, PR (3), PD
PTCL, NOS	3	CR, PR
AITL	5	CR (2)
CTCL	1	PD
Immunodeficiency-associated	**13 (28%)**	**10**
PTLD	4	CR, PD (2)
Other [SLE (2), CVID (1), PI (1)]	4	CR, PR, PD
HIV-associated [plasmablastic (2), DLBCL (2), HL (1)]	5	PD (4)
Hodgkin	**8 (17%)**	**6 - SD (3), PD (3)**
Total	**46**	**35**

B cell
ORR 4/9 (44%)
CR 2/9 (22%)

T cell
ORR 8/10 (80%)
CR 4/10 (40%)

IA-LPD
ORR 3/10 (30%)
CR 2/10 (20%)

VIRACTA As of October 27, 2020

2021 Corporate Presentation | 11

Response duration for all evaluable patients Median duration of response (n=15) by lymphoma subtype (n=35) B-NHL T/NK-NHL Withdrawn for autoSCT ENKTL Withdrawn for autoSCT T-NHL IA-LPD Time, months Withdrawn for CAR-T cell therapy Hodgkin Median duration of response: 10.4 months 2 4 6 8 10 12 14 16 18 Time, months As of October 27, 2020 2021 Corporate Presentation I 12 Event-free probabilityResponse duration for all evaluable patients Median duration of response (n=15) by lymphoma subtype (n=35) B-NHL T/NK-NHL Withdrawn for autoSCT ENKTL Withdrawn for autoSCT T-NHL IA-LPD Time, months Withdrawn for CAR-T cell therapy Hodgkin Median duration of response: 10.4 months 2 4 6 8 10 12 14 16 18 Time, months As of October 27, 2020 2021 Corporate Presentation I 12 Event-free probability

Case Study #1: 37 y.o. female, extranodal NK/T-cell Lymphoma (ENKTL) nd Refractory to 2 Line ASCT; durable response >13 m and counting… • SMILE (L-asparaginase-containing) plus radiotherapy (1st Line), ASCT (2nd line); refractory to last therapy • Patient was being considered for palliative care • Partial remission 1.9 months after start of therapy • Duration of response currently > 13 months and patient continues on treatment • Relapses post- SMILE regimen have a poor prognosis, with a median overall survival of 4-6 months. Case Study #2: 58 y.o. male, peripheral T cell lymphoma (PTCL) Durable PR after prior HDACi therapy and autologous stem cell transplantation (ASCT) st nd • CHOEP regimen (1 line); romidepsin/ASCT (2 line); rd romidepsin (3 line) with disease progression at 5 months • Durable PR on oral Nstat + VGCV (10.6 months) 2021 Corporate Presentation I 13Case Study #1: 37 y.o. female, extranodal NK/T-cell Lymphoma (ENKTL) nd Refractory to 2 Line ASCT; durable response >13 m and counting… • SMILE (L-asparaginase-containing) plus radiotherapy (1st Line), ASCT (2nd line); refractory to last therapy • Patient was being considered for palliative care • Partial remission 1.9 months after start of therapy • Duration of response currently > 13 months and patient continues on treatment • Relapses post- SMILE regimen have a poor prognosis, with a median overall survival of 4-6 months. Case Study #2: 58 y.o. male, peripheral T cell lymphoma (PTCL) Durable PR after prior HDACi therapy and autologous stem cell transplantation (ASCT) st nd • CHOEP regimen (1 line); romidepsin/ASCT (2 line); rd romidepsin (3 line) with disease progression at 5 months • Durable PR on oral Nstat + VGCV (10.6 months) 2021 Corporate Presentation I 13

Phase 2 dose has a promising safety profile

Grade 3/4 AEs in ≥2 patients

	Phase 1b (n=25)		Phase 2 (n=21)	
	All	G3/4	All	G3/4
Thrombocytopenia	13 (52%)	8 (32%)	5 (24%)	3 (14%)
Nausea	10 (40%)	0	7 (33%)	2 (10%)
Neutropenia	9 (36%)	7 (28%)	6 (29%)	6 (29%)
Anemia	9 (36%)	5 (23%)	5 (24%)	5 (24%)
Lymphopenia	6 (24%)	5 (23%)	4 (19%)	3 (14%)
Leukopenia	5 (20%)	3 (12%)	4 (19%)	2 (10%)
Acute kidney injury	5 (20%)	3 (12%)	1 (5%)	1 (5%)
Febrile neutropenia	2 (8%)	2 (8%)	3 (14%)	3 (14%)
Hypokalemia	2 (8%)	1 (4%)	3 (14%)	1 (5%)
Urinary tract infection	3 (12%)	1 (4%)	2 (10%)	1 (5%)
Hypertension	3 (12%)	2 (8%)	-	-

- Oral regimen was generally well-tolerated
- The most common G3/4 AEs were reversible cytopenias
- Serious adverse events (SAEs) occurring in ≥2 patients were febrile neutropenia and pneumonia (both n=2)
- No study drug related deaths occurred in the treatment period
- Potential for combining with other chemo-and/or immunotherapies

VIRACTA As of October 27, 2020

2021 Corporate Presentation | 14

+ EBV Solid Tumor Program+ EBV Solid Tumor Program

Preclinical Proof of Concept for Co-administration of Nstat & VGCV in Solid Tumors

- Annual global incidence of NPC & GC: ~190,000
- High unmet need exists, especially for R/R disease
- Efficacy of combination approach initially reported in murine models of EBV^+ NPC and GC using a first generation intravenous (iv) HDACi + iv ganciclovir*



% Tumor Mass
140
120
100
80
60
40
20
0
***
**
***
***
Tumor:
EBV- NPC (HONE1)
EBV+ NP (HA)
EBV+ NPC (C666-1)
EBV+ GC (SNU-719)
Control
GCV
Romidepsin
Romidepsin + GCV

*Hui KW, et al. Int J Cancer:138.125-136 (2016)

VIRACTA
2021 Corporate Presentation | 16

+ Towards a phase 1b/2 study in EBV solid tumors Tumor uptake of oral nanatinostat • High tumor uptake of nanatinostat was shown in murine xenograft models of colorectal cancer • Viracta’s “Synthetic Lethality” advantages: • All-Oral combination therapy • EBV-targeting • Favorable safety profile in combination with VGCV + • Phase 1b/2 study in EBV solid tumors planned to start in 2021 Plasma Tumor Plasma Tumor Unoptimized Nstat variant Nstat (75 mg/kg dose) (50 mg/kg dose) Moffat, et al. J. Med Chem. 53: 24, 2010. 2021 Corporate Presentation I 17 Plasma (ng/ml) or tumor (ng/g) concentration+ Towards a phase 1b/2 study in EBV solid tumors Tumor uptake of oral nanatinostat • High tumor uptake of nanatinostat was shown in murine xenograft models of colorectal cancer • Viracta’s “Synthetic Lethality” advantages: • All-Oral combination therapy • EBV-targeting • Favorable safety profile in combination with VGCV + • Phase 1b/2 study in EBV solid tumors planned to start in 2021 Plasma Tumor Plasma Tumor Unoptimized Nstat variant Nstat (75 mg/kg dose) (50 mg/kg dose) Moffat, et al. J. Med Chem. 53: 24, 2010. 2021 Corporate Presentation I 17 Plasma (ng/ml) or tumor (ng/g) concentration

Viracta Therapeutics – Sunesis Pharmaceuticals Merger

VIRACTA + sunesis

- **Viracta Therapeutics and Sunesis Pharmaceuticals agreed to merge** in an all-stock transaction and the combined company is expected to trade on Nasdaq under new symbol **VIRX**
- Viracta/Sunesis shareholders are expected to split ownership 86%/14%
- Viracta recently completed a $40 million Series E Preferred Stock equity financing, led by aMoon
- Concurrent with the merger agreement, Viracta entered to a $65 million private placement, led by BVF; funding to occur immediately prior to merger close
- The combined company is expected to have approximately $120 million in cash following the close of the merger
- Projected cash runway into 2024
- The transaction is expected to **close in 1Q21**

Contact Information

Ivor Royston, MD
President and CEO
+1 (858) 771-4190
iroyston@viracta.com

Daniel Chevallard, CPA
Chief Financial Officer
+1 (858) 771-4193
dchevallard@viracta.com

VIRACTA 2021 Corporate Presentation 18

Appendix 2021 Corporate Presentation I 19Appendix 2021 Corporate Presentation I 19

Pipeline: Innovative Approaches to Virus-associated Cancers Program Preclinical Phase 1 Phase 2 Registration Trial Nstat/VGCV for Fast Track Designation (November 2019) Expected 1H2021 + EBV Lymphoma Nstat/VGCV for Expected 2021 + EBV Solid Tumors Other Virus-associated Malignancies Orphan Drug Designations granted for nanatinostat in combination with valganciclovir for treatment of: • T cell lymphoma • Post-transplant lymphoproliferative disorder (PTLD) • Plasmablastic lymphoma 2021 Corporate Presentation I 20Pipeline: Innovative Approaches to Virus-associated Cancers Program Preclinical Phase 1 Phase 2 Registration Trial Nstat/VGCV for Fast Track Designation (November 2019) Expected 1H2021 + EBV Lymphoma Nstat/VGCV for Expected 2021 + EBV Solid Tumors Other Virus-associated Malignancies Orphan Drug Designations granted for nanatinostat in combination with valganciclovir for treatment of: • T cell lymphoma • Post-transplant lymphoproliferative disorder (PTLD) • Plasmablastic lymphoma 2021 Corporate Presentation I 20

Single Arm Accelerated Approvals in R/R Lymphoma

Nanatinostat/Valganciclovir comparison to prior single-arm accelerated approvals



Median Duration of Response (months)
25
20
15
10
5
0
0
20
40
60
80
100
Objective Response Rate
tafasitamab/lenalidomide
zanubrutinib
ibrutinib
Nstat/VGCV
EBV+ B cell
Nstat/VGCV
EBV+ T cell
romidepsin
copanlisib
tazemetostat (WT)
pralatrexate
belinostat
bortezomib
bendamustine
axicabtagene
vorinostat
duvelisib
Brentuximab vedotin
selinexor

ORR and DoR for Nstat/VGCV in EBV⁺ lymphoma compare favorably against registration data for other accelerated approvals in various R/R lymphomas

Bubbles represent NDA data sets for single-arm accelerated approvals:

Green: T cell lymphomas

Red: DLBCL *(Kymriah® ORR 50%; mDoR NR)*

Blue: Other lymphomas

Orange: *Preliminary response data* for Nstat/VGCV in T cell and B cell NHL

VIRACTA

2021 Corporate Presentation | 21

Patients with recurrent EBV+ lymphomas need more treatment options

Accelerated approval path available given lack of options for patients

Subtypes	1st Line SoC	2nd Line Options	Limitations of Current Treatment Paradigm
DLBCL	R-CHOP	TL or Salvage ChemoRx + ASCT	• Outlook for refractory patients is bleak • CAR-T for 3rd line
Peripheral T-cell Lymphoma/AITL	CHO(E)P or BV+CHP for CD30+	HDACi, BV, or Salvage ChemoRx	• High unmet need with lack of standard of care in R/R disease • Clinical trial preferred for 1L and R/R disease (less responsive to CHOP)
Extranodal NK/ T cell Lymphoma	L-asparaginase-based (SMILE)+/- radiotherapy	Salvage ChemoRx+ ASCT, anti-PD1, Trial	• Dismal prognosis if R/R to L-asparaginase-based Rx (mOS ~5 mos) • Clinical trial preferred for R/R disease
Post-transplant Lymphoma (PTLD)	⇩ Immunosuppression, rituximab, or R-CHOP	Rituximab or R-CHOP	• Clinical trial preferred for R/R disease
Hodgkin Lymphoma	ABVD	BV +/- anti-PD1 or ASCT	• No preferred therapy for R/R HL • Higher treatment-related mortality in older patients • Outcomes are uniformly poor for R/R disease

Therapy abbreviations:

ABVD: adriamycin, bleomycin, vinblastine, dacarbazine
ASCT: autologous stem cell transplant
BV: brentuximab vedotin
CHP: cyclophosphamide, doxorubicin, prednisone
R-CHOP: rituximab, cyclophosphamide, doxorubicin, vincristine, prednisone
CHOEP: CHOP, etoposide
SMILE: dexamethasone, methotrexate, ifosfamide, L-asparaginase, etoposide
TL: tafasitamab, lenalidomide
ChemoRx: chemotherapy

VIRACTA
2021 Corporate Presentation | 22

Non-evaluable patients (n=9) • Withdrew prior to first disease assessment due to: • AE: 3 (unrelated to study drug) • Hospice: 1 • Patient request: 1 • EBV negative: 1 • No measurable disease at baseline: 1 • Incomplete baseline disease assessment: 1 • No disease assessment performed while on study: 1 2021 Corporate Presentation I 23Non-evaluable patients (n=9) • Withdrew prior to first disease assessment due to: • AE: 3 (unrelated to study drug) • Hospice: 1 • Patient request: 1 • EBV negative: 1 • No measurable disease at baseline: 1 • Incomplete baseline disease assessment: 1 • No disease assessment performed while on study: 1 2021 Corporate Presentation I 23